Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-115523

Aeolus Pharmaceuticals, Inc.

(f/k/a Incara Pharmaceuticals Corporation)

Prospectus Supplement No. 13 dated July 21, 2005

(To Prospectus dated May 27, 2004)

6,156,000 shares of common stock

This Prospectus Supplement supplements information contained in that certain Prospectus, dated May 27, 2004, as amended or supplemented, relating to the offer and sale by the selling stockholders listed in the Prospectus of up to 6,156,000 shares of common stock of Aeolus Pharmaceuticals, Inc. (f/k/a Incara Pharmaceuticals Corporation). This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

As a result of the name change, which was effective on July 16, 2004, our common stock is traded on the OTC Bulletin Board under the symbol “AOLS.”

Filing of Current Reports on Form 8-K

On June 21, 2005, we issued a press release and filed a Current Report on Form 8-K to announce the appointment of John L. McManus as our President effective June 20, 2005 and Michael P. McManus as our Chief Accounting Officer, Treasurer and Secretary effective June 16, 2005. We also reported the retirement of Shayne Gad as our President and of Richard Reichow as our Chief Financial Officer, effective June 20, 2005 and June 16, 2005, respectively. The Company also engaged McManus & Company, Inc. to perform the accounting and administrative functions for the Company. The following paragraphs are hereby added to the disclosure, to be inserted after the paragraph under the heading “Management - Executive Officers” on page 25 of the Prospectus:

“On June 20, 2005, we entered into a Consulting Agreement with John L. McManus under which Mr. McManus was appointed President of Aeolus and will perform services related to duties and responsibilities commensurate with this title. Pursuant to the agreement, Mr. McManus will be paid $10,000 a month and at the end of each month during the agreement, Aeolus will grant Mr. McManus a fully vested stock option to purchase 10,000 shares of Aeolus common stock with an exercise price equal to the closing stock price on the date of grant. In addition, the agreement provides that Mr. McManus will be entitled to receive a cash bonus of $75,000 if during the term of the agreement Aeolus enters into a definitive agreement for an equity financing of at least $5 million or if there is a change of control of Aeolus, including through an acquisition or merger. The agreement runs for one year unless terminated earlier and may be terminated by either party for any reason upon 30 days notice. If the agreement is terminated by Aeolus for any reason other than for cause prior to December 31, 2005, Aeolus shall pay Mr. McManus a one month severance fee of $10,000.

Mr. McManus, age 40, is the President of M&C and McManus Financial Consultants, Inc. (“MFC”), which provide strategic, financial and investor relations advice to senior managements and boards of directors of public companies. He has acted as President of M&C and MFC since 1989. From 2001 to 2003, Mr. McManus also served as Vice President, Finance and Strategic Planning of Spectrum Pharmaceuticals, Inc., where he had primary responsibility for restructuring Spectrum’s operations and finances, including the design and implementation of strategic and financial plans. Mr. McManus received his degree in Business Administration from the University of Southern California. He is the brother of Michael McManus, Aeolus’ Chief Accounting Officer, Treasurer and Secretary.

On June 16, 2005, we entered into a Consulting Agreement with McManus & Company, Inc. (“M&C”) to provide services on behalf of Aeolus in certain areas, including: audit coordination, facilitation and administration; shareholder services; accounting; legal coordination; and financial statement preparation and reporting. In connection with the retention of M&C, Michael P. McManus, Executive Vice President of M&C, was appointed Chief Accounting Officer and Treasurer of Aeolus on June 16, 2005. Under the Consulting Agreement, M&C will be paid $12,500 a month and at the end of each month during the agreement, Aeolus will grant Michael McManus a fully vested stock option to purchase 1,250 shares of Aeolus common stock with an exercise price equal to the closing stock price on the day of the grant. The initial term of the agreement runs for one year unless terminated earlier. The agreement will automatically renew for additional one-year periods, unless either party gives written notice at least 90 days prior to the commencement of the next year, of such party’s intent not to renew the agreement. The agreement may be terminated by either party upon 30 days notice. If the agreement is terminated by Aeolus for any reason other than for cause, Aeolus shall pay M&C all payments due and owing, if any, under this agreement.

Mr. McManus, age 36, has served as the Executive Vice President of M&C and MFC since 1995. Prior to joining M&C, from 1991 to 1995, he worked at PricewaterhouseCoopers LLP as an audit manager for healthcare and financial services companies. Mr. McManus is a retired Certified Public Accountant and holds a B.S. in Accounting from the University of Southern California. He is the brother of John McManus, Aeolus’ President.

On June 21, 2005, we entered into a Separation Agreement and General Release (the “Separation Agreement”) with Richard Reichow, Aeolus’ former Executive Vice President, Chief Financial Officer and Secretary. Pursuant to the terms of the Separation Agreement, Aeolus will make Mr. Reichow a lump sum payment of $10,000 and provide Mr. Reichow with healthcare coverage through the earlier of April 2006 or the date on which Mr. Reichow obtains full-time employment.

Effective June 16, 2005, we elected not to renew its Employment Agreement (the “Employment Agreement”) with Mr. Reichow. The Employment Agreement provided for an annual salary of $275,000 as well as participation in the Company’s medical, dental, life insurance benefit plans. In addition, the Employment Agreement entitled Mr. Reichow to receive a lump sum severance payment equal to nine months’ pay based upon his then current salary if he is terminated without cause, plus 30 days notice prior to termination (which can be provided in the form of one month’s salary). In addition, the Employment Agreement entitled Mr. Reichow to receive nine months’ of healthcare payments following his date of termination. Accordingly, Aeolus will pay Mr. Reichow $206,250, representing nine months of his then current salary and an additional $22,917 in lieu of 30 days’ notice of termination.

Effective June 20, 2005, Shayne C. Gad, Ph.D. resigned as President of Aeolus. Dr. Gad will also be resigning from his regulatory consulting duties on behalf of Aeolus upon completion of the single-dose clinical evaluation of Aeolus’ lead compound, AEOL 10150, to pursue consulting activities for other companies.”

On June 28, 2005, we filed a Current Report on Form 8-K to report the issuance of a press release, the contents of which are to be included after the last paragraph in the discussion under the heading “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Liquidity and Capital Resources” on page 41 of the Prospectus and are set forth below:

“We announced on June 28, 2005 that the Xmark Opportunity Funds and other investors, including the Biotechnology Value Fund, LP, have agreed to immediately provide up to $2,500,000 in funding to Aeolus in the form of convertible preferred stock and warrants. The funds are being provided primarily for animal testing and development of several of Aeolus’ pipeline compounds under the Aeolus Pipeline Initiative in the following therapeutic focus areas: Parkinson’s disease; Autoimmune disorders (arthritis and ulcerative colitis); Chronic Obstructive Lung Disease; Biodefense/Radioprotection; Tumor Suppression/Bone Marrow Transplantation; and Stroke. These therapeutic focus areas were selected based upon preliminary data developed using Aeolus compounds.

Under the terms of the funding agreement, these funds are immediately available to Aeolus as needed. A dividend payment in the form of interest at the rate of 6%, based on funds used by the Company, may be paid in either cash or the Common shares of the Company, at the option of the Company. The Convertible Preferred shares are convertible to Common shares of the Company at a price of $1.00 per share. One warrant to purchase an Aeolus Common share per each Convertible Preferred purchased shall also be issued, with an exercise price of $1.00 per warrant, each warrant having a five (5) term.

As of June 28, 2005, we had developed and tested approximately 200 proprietary catalytic antioxidant compounds over a ten year period. We believe that this capital infusion will now allow us to accelerate our internal Pipeline Initiative to select and initially test between 6 and 12 of the most promising compounds in animal models of relevant central nervous, autoimmune, respiratory and oncology diseases and disorders.”

On July 15, 2005, we filed a Current Report on Form 8-K to report the modification of the letter agreement between the Company and Richard P. Burgoon, Jr. to serve as Aeolus’ Chief Executive Officer. The following paragraphs are hereby added to the disclosure, to be inserted after the paragraph under the heading “Executive Compensation – Employment Agreements” on page 29 of the Prospectus:

“On July 12, 2005, we amended the letter agreement with Richard P. Burgoon, Jr. to serve as Aeolus’ Chief Executive Officer. Pursuant to the amended agreement, the stock option to purchase up to 250,000 shares of Aeolus common stock (the “Stock Option”) previously provided to Mr. Burgoon were granted fully vested on July 12, 2005. The Stock Option has an exercise price of $1.00 per common share. Aeolus also awarded Mr. Burgoon a bonus in the amount of $64,850 and Mr. Burgoon has requested that this bonus be used to exercise a portion of the Stock Option to purchase 41,666 shares of the Aeolus common stock. Mr. Burgoon will also receive a quarterly bonus in the amount of $32,425 (“Quarterly Bonus”) beginning in the quarter ended September 30, 2005 which Mr. Burgoon has agreed to use exclusively for the purchase of shares through the exercise of the Stock Option within five (5) business days of receipt of such Quarterly Bonus. The number of shares that can be purchased quarterly under this alternative is set at 20,833, and additional shares under the Stock Option can be purchased by Mr. Burgoon using his funds, coincident with or independent of this alternative. Any stock purchased as a result of the exercise of the Stock Option used with funds from the Quarterly Bonus shall be legally owned by Mr. Burgoon but shall be held in trust by the Company and not subject to sale by Mr. Burgoon until such time as Mr. Burgoon’s position with the Company has ended, or unless otherwise agreed to by the Board.

In the event that there is a change of control of the Company while Mr. Burgoon is Chief Executive Officer (where greater than 50% of the voting stock of the Company is acquired by a third party), immediately at the change of control, the Company shall provide a one time bonus to Mr. Burgoon in the amount of $1.00 multiplied by any shares not yet exercised under the Stock Option with this amount being agreed by Mr. Burgoon to be used specifically for the purchase of any remaining shares under the Stock Option. In the event that Mr. Burgoon declines to obtain any such remaining shares, this one time bonus under the change of control scenario shall be null and void.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the original Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR SECURITIES OR DETERMINED THAT THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

The date of this Prospectus Supplement No. 13 is July 21, 2005.

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